Exhibit 99.4

EXCELLON RESOURCES INC.

CERTIFICATE OF ABRIDGEMENT

TO:	THE CANADIAN SECURITIES REGULATORY AUTHORITIES IN THE PROVINCES OF BRITISH COLUMBIA, ALBERTA, SASKATCHEWAN, MANITOBA, ONTARIO, NEW BRUNSWICK, NOVA SCOTIA, PRINCE EDWARD ISLAND AND NEWFOUNDLAND

RE:	ABRIDGEMENT OF TIME PRESCRIBED BY SUBSECTION 2.1(b), 2.2(1) and 2.5(1) IN ACCORDANCE WITH SECTION 2.20 OF NATIONAL INSTRUMENT 54-101 - COMMUNICATION WITH BENEFICIAL OWNERS OF SECURITIES OF A REPORTING ISSUER

The undersigned, Robert Corbeil, duly appointed officer of Excellon Resources Inc. (the “Corporation”), hereby certifies for and on behalf of the Corporation and not in his personal capacity, intending that the same may be relied upon by you without further enquiry, that the Corporation is relying on Section 2.20 of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (the “Instrument”) pertaining to the abridgement of time prescribed by subsections 2.1(b), 2.2(1) and 2.5(1) of the Instrument and that the requirements set forth in Section 2.20 have been complied with. Specifically:

(a)	the Corporation has arranged to have proxy-related materials for the annual general meeting of the Corporation to be held May 13, 2021 sent in compliance with the applicable timing requirements in sections 2.9 and 2.12 of the Instrument;

(b)	the Corporation has arranged to carry out all the requirements of the Instrument in addition to those described in paragraph (a) above; and

(c)	the Corporation is relying upon section 2.20 of the Instrument.

DATED this 13th day of April, 2021.

By:	“Robert Corbeil”
Robert Corbeil, Director, Legal & Corporate Secretary